Payless Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607

February 1, 2017

VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Michael Killoy

RE:	Collective Brands, Inc.
Post-Effective Amendment to Registration Statement on Form S-3
Filed October 9, 2012
File No. 333-126670

Dear Sir or Madam:

On behalf of Collective Brands, Inc., now known as Payless Inc., (the “Company”), we hereby request pursuant to Rule 477 under the Securities Act of 1933, as amended, that Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3, Registration No. 33-126670, filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2012 (the “Post-Effective Amendment”) be withdrawn effective immediately. The Post-Effective Amendment is being withdrawn at the request of the SEC. The Post-Effective Amendment has not been declared effective and no securities have been sold pursuant to the Post-Effective Amendment.

On October 9, 2012, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 1, 2012, among the Company, WBG - PSS Holdings LLC (“Parent”), WBG - PSS Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and Wolverine World Wide, Inc., Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, the Company terminated any offerings of securities pursuant to the Company’s Registration Statement on Form S-3, Registration No. 333-126670, and any share of common stock of the Company, par value $0.01 per share, registered on such Registration Statement and held by the selling stockholder named therein was converted into the right to receive an amount in cash equal to $21.75, without interest and less any applicable withholding taxes.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Post-Effective Amendment effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions with respect to this matter, please call Robert Carroll at (785) 368-7547. Thank you for your assistance in this matter.

Very truly yours,

Payless Inc.

By:	/s/ Robert Carroll
Name: Robert Carroll
Title: Vice President and Secretary